IQSTEL Inc.

300 Aragon Avenue, Suite 375

Coral Gables, FL 33134

_____________________________________________________________________________

Via EDGAR

March 27, 2019

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3720

Washington D.C., 20549-7010

Attention:  Paul Fisher

Re: IQSTEL Inc.

Offering Statement on Form 1-A

Filed on February 19, 2019

File no. 024-10950

Dear Mr. Fisher:

I write on behalf of IQSTEL Inc., (the “Company”) in response to Staff’s letter of March 18, 2019, by Division of Corporation Finance Office of Telecommunications, of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Offering Statement on Form 1-A, filed February 19, 2019 (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

FORM 1-A FILED ON FEBRUARY 19, 2019

COVER PAGE

1.YOUR OFFERING CIRCULAR DISCLOSES THAT A SELLING SHAREHOLDER, WHICH IS AN AFFILIATE OF THE COMPANY, IS OFFERING 450,000 COMMON SHARES IN YOUR OFFERING. THEREFORE, PLEASE REVISE PART I, ITEM 4, OF YOUR FORM 1-A TO REFLECT THIS RESALE OF SECURITIES.

In response to this comment, we have updated Part I, Item 4.

2.PLEASE REVISE TO INDICATE WHETHER THE COMPANY WILL USE A SALES AGENT AS PART OF THE PRIMARY OFFERING. WE NOTE THE REFERENCE TO SALES AGENT COMMISSIONS IN THE CHART REFERRING TO THE PRIMARY OFFERING.

In response to this comment, we do not have a sales agent as part of the primary offering and removed reference to the sales agent commissions.

EMERGING GROWTH COMPANY STATUS, PAGE 2

3.IT APPEARS THAT YOU ARE NO LONGER AN EMERGING GROWTH COMPANY AS DEFINED IN SECTION 2(A)(19) OF THE SECURITIES ACT. IN THIS REGARD, WE NOTE THAT YOUR FIRST REGISTERED SALE OF COMMON STOCK WAS COMPLETED IN AUGUST 2012. PLEASE REVISE YOUR DISCLOSURE TO IDENTIFY WHEN YOU LOST YOUR EMERGING GROWTH COMPANY STATUS AND TO DISCUSS THE IMPLICATIONS OF

THE LOSS OF THIS STATUS ON THE COMPANY.

In response to this comment, we have amended the Form 1-A (pages ii, 2 and 12) making the proper changes to reflect the loss of the emerging growth company status, including a reference on when that condition was lost, as well as, all the implication of no longer having that status.

1

MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2018, PAGE 6

4.PLEASE DISCUSS THE UNDERLYING REASON(S) FOR THE INCREASE IN REVENUES, COST OF REVENUES AND THE RELATED GROSS MARGIN. WE ALSO NOTE THAT THE SALARIES, WAGES AND BENEFITS FOR THE PERIOD

DECREASED BY OVER 40%. PLEASE DISCUSS THE REASONS FOR SUCH CHANGES.

In response to this comment, we have included the following paragraph in this section of Form 1-A explaining in details the reasons of the decrease in item Salaries, Wages and Benefits.

The significant reduction in item Salaries, Wages and Benefit is due to a reorganization of the Commercial Team which allowed a saving in fix salaries and sales commission of $20,669 during the three months ended September 30, 2018. Company also implemented a change in its’ Sales Commissions methodology which has resulted in a decrease in the commissions paid in 2018.

As requested, we have also included a list of the main actions Company implemented that have impacted the increase in our revenues.

1)The development of new transit products for international long-distance traffic associated with traffic termination in Africa and Asia.

2)The strengthened of the international traffic operations in destinations such as Peru and Chile. This is reflected in the traffic growth for these countries from a few minutes to more than 200,000 minutes a day.

3)The establishment of commercial agreements with new small suppliers for the long distance markets of Colombia, Venezuela and Bolivia.

4)The consolidation of existing commercial relationships with key players in the global telecommunications market

5)The execution of a network interconnection contract with Vodafone India.

6)Establishment of new business relationships with large ILD Wholesale players in Asian market; and the restoration of old and decreased commercial relationships with important Asian carriers.

In order to complement the explanation on the increase on the cost of revenues, we have included the following paragraph: An increase in the traffic carried and sold (increase in revenues) will also be accompanied by a less than proportional increase in the cost of revenues. When comparing the three months ended September 30, 2017 vs. the three months ended September 30, 2018; we see an increase in revenues of 99.71% while the increase in the cost of revenues was 92.48%.

LIQUIDITY AND CAPITAL RESOURCES, PAGE 7

5.PLEASE DISCUSS IN DETAIL YOUR NET CASH USED IN AND PROVIDED BY OPERATING AND FINANCING ACTIVITIES FOR THE YEARS ENDED JUNE 30, 2018 AND 2017, RESPECTIVELY. YOUR DISCUSSION SHOULD FOCUS ON MATERIAL CHANGES IN RESPECTIVE SOURCES OF CASH FLOWS AND THE REASONS UNDERLYING THOSE CHANGES. IN ADDITION, PLEASE DISCUSS THE CHANGES IN YOUR OPERATING CASH FLOWS FOR THREE MONTHS ENDED SEPTEMBER 30, 2018.

In response to this comment, we have included in this section of the document a deeper analysis of the figures focused on the material changes.

6.DISCLOSE THE TOTAL AMOUNT OF YOUR DEBT AND THE AMOUNT THAT IS IN DEFAULT. EXPLAIN WHY THE DEBT IS IN DEFAULT.

In response to this comment, in the table below we shows total debt as of February 28, 2019.

Convertible Loans	February 28,
2019
July 16, 2018 Note	$25,000
August 16, 2018 Note	50,000
October 01, 2018 Note	30,000
December 04, 2018 Note	78,750
December 05, 2018 Note	30,000
January 15, 2019 Note	105,000
February 22, 2019 Note 1	38,500
February 22, 2019 Note 2	38,500
February 22, 2019 Note 3	38,500
February 22, 2019 Note 4	55,000
Total convertible notes payable	$489,250

Notes issued in July, August and October were in default due to the late filing of 10-K corresponding to year ended June 30, 2018. The filing was done in November 2018 and a forbearance agreement was signed with the holders of the notes as the default was corrected.

Loans Payable	February 28,		Interest
	2019	Term	rate
Complete Business Solutions_3	$78,682.30	Note was issued on April 13, 2018 and due in, June 07, 2019	33.3%
Green Note Capital	15,589.08	Note was issued on October 22, 2018 and due in, May 03, 2019	28.57%
Queen Funding	14,870.00	Note was issued on November 29, 2018 and due in, April 04, 2019	31.46%
Green Capital	86,514.00	Note was issued on December 20, 2018 and due in, June 19, 2019	31.46%
Total	$195,655.38

Loans payable – related parties	February 28,		Interest
	2019	Term	rate
Alonso Van Der Biest	$80,200	Note was issued on June 12, 2015 and due in June 11, 2019	16.5%
Alvaro Quintana	10,587	Note was issue on September 30, 2016 and due in September 29, 2019	0%
Total	$90,787

RISK FACTORS, PAGE 8

7.PLEASE INCLUDE A RISK FACTOR THAT DISCUSSES YOUR AUDITOR'S GOING-CONCERN OPINION, AS

DISCLOSED ON PAGE F-2.

In response to this comment, we have included the following paragraph reflecting in the Risk Factor section our auditor’s going-concern opinion.

Because our auditor has issued a going concern opinion regarding our company, there is an increased risk associated with an investment in our company.

We have limited cash as of September 30, 2018 of $18,067, and we have continually operated at a loss with an accumulated deficit of $995,947 as of September 30, 2018.  We have not attained profitable operations and are dependent upon obtaining financing or generating revenue from operations to continue operations for the next twelve months. Our future is dependent upon our ability to obtain financing or upon future profitable operations. We reserve the right to seek additional funds through private placements of our common stock and/or through debt financing. Our ability to raise additional financing is unknown. We do not have any formal commitments or arrangements for the advancement or loan of funds. For these reasons, our auditors stated in their report that they have substantial doubt we will be able to continue as a going concern. As a result, there is an increased risk that you could lose the entire amount of your investment in our company.

IQSTEL BLOCKCHAIN PAYMENT SOLUTION PROJECT (BLOCKCHAIN PSP), PAGE 18

8.DISCUSS MANAGEMENT'S EXPERIENCE IN AND KNOWLEDGE OF BLOCKCHAIN, CREATING BLOCKCHAIN APPLICATIONS, AND SECURING, TRANSFERRING AND RECORDING DIGITAL ASSETS ON A BLOCKCHAIN VIA PUBLIC-PRIVATE KEY CRYPTOGRAPHY. DISCLOSE THE ANTICIPATED TIME FRAME AND COSTS NEEDED TO FULLY DEVELOP THIS PLANNED PAYMENT SYSTEM. DISCUSS THE CHALLENGES OF GETTING COMPANIES TO RECOGNIZE, TRUST AND ADOPT YOUR PAYMENT SYSTEM.

In response to this comment, we have included the following paragraphs in Form 1-A:

iQSTEL Blockchain knowledge

Management and current staff of the Company do not have all the necessary knowledge to develop the Blockchain PSP on their own. The identified business opportunity has been made based on the operational knowledge of the ILD business that Etelix has and based on conceptual knowledge of blockchain.

In this sense, for the development of this iQSTEL PSP Project, the Company will require the incorporation of tools, personnel and specific knowledge on blockchain applications; security, transfer and registration of digital assets in blockchain, and smart contracts, among other technical elements.

Initially a proof of concept will be developed in order to estimate the necessary time and total costs for the complete development of the project.

iQSTEL Blockchain PSP Risks

It is appropriate to emphasize that iQSTEL cannot assure the delivery of a Blockchain PSP project fully operational and also cannot assure that potential users of the Blockchain PSP will recognize its usefulness, will trust in it and adopt it.

Blockchain PSP Timing

iQSTEL plans to begin with the design of the Blockchain PSP by 2Q of 2019.

USE OF PROCEEDS, PAGE 20

9.YOU DISCLOSE THAT YOU INTEND TO USE NET PROCEEDS FROM THE OFFERING TO ACQUIRE 51% OF A EUROPEAN TELECOM COMPANY AND 100% OF A MID-WEST BASED TELECOM COMPANY. PLEASE DISCLOSE THE MATERIAL TERMS OF THE LETTERS OF INTENT TO ACQUIRE THESE COMPANIES AND PROVIDE UPDATES ON ANY DEVELOPMENTS IN THE NEGOTIATIONS. ALSO PROVIDE THE BASIS FOR YOUR PROJECTIONS OF REVENUES AND EBITDA FROM THESE COMPANIES.

In response to this comment, we have included the following text into the Form 1-A.

Section Use of Proceed, letter c:

The LOI was executed by both parties on December 03, 2018. This LOI stablished the intention of the Seller to sell 51% of the entity and the intention of Buyer (iQSTEL) to buy. An initial price for the said percentage of $300,000 was stablished. The LOI also include a provision in order Buyer could complete a due diligence on legal, financial, taxes and operational matters of the entity. Both parties have been working intensively in this process in order to elaborate a draft of the final agreement.

Even though we cannot guarantee the performance of the company in the future, our estimations on the revenues and contribution to EBITDA this entity could bring into iQSTEL are based on the analysis made to date of the financial statements of the last three years, the evolution of the business, market analysis, and existing commercial contracts maintained by the entity with its customers and suppliers.

This acquisition is possible, but we cannot be deemed as probable at this point, since Buyer and Seller are yet to agree on final price, payment terms and closing date. Additionally, it is still contingent on equity financing.

Section Use of Proceed, letter d

An LOI for the proposed transaction was signed by the parties involved on October 22, 2018. This LOI includes the price ($3,800,000 for the company and $1,750,000 for the building where company operates); the percentage being sold (100%). There was also included a series of provision related to the due diligence Buyer has to made on the company, definition of assets involved, pre closing conditions. Due to the extent of the information under analysis in the due diligence process the Parties agreed on an extension to complete this process and an amendment to the original LOI was signed on December 17, 2018. By this amendment the Parties undertake to extend the deadlines for the completion of the due diligence and the preparation of final agreement. The negotiations have followed the established course and the parties work at this time in the elaboration of the final agreement.

Even though we cannot guarantee the performance of the company in the future, our estimations on the revenues and contribution to EBITDA this entity could bring into iQSTEL are based on the analysis made to date of the financial statements of the last three years, the evolution of the business, market analysis, and existing commercial contracts maintained by the entity with its customers and suppliers.

This acquisition is possible, but we cannot be deemed as probable at this point, since Buyer and Seller are yet to agree on final price, payment terms and closing date. Additionally, it is still contingent on equity financing.

PLAN OF DISTRIBUTION, PAGE 23

10.AS THE COMPANY IS OFFERING SHARES ON A BEST EFFORTS BASIS, DISCLOSE WHO WILL BE OFFERING THE SHARES ON THE COMPANY'S BEHALF.

In response to this comment, shares of the company will be offered by officers of the Company.

11.PLEASE FILE THE SUBSCRIPTION AGREEMENT AS AN EXHIBIT.

In response to this comment, the Subscription agreement has been included as an Exhibit.

EXECUTIVE COMPENSATION, PAGE 31

12.PLEASE INCLUDE EXECUTIVE COMPENSATION INFORMATION FOR YOUR CURRENT DIRECTORS AND EXECUTIVE OFFICERS.

In response to this comment, we have included compensation information for our current Directors an Executive Officers for the fiscal years ended December 31, 2018 and 2017.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT, PAGE 32

13.PLEASE INCLUDE METROSPACES, INC. IN THE BENEFICIAL OWNERSHIP TABLE.

In response to this comment, Metrospaces, Inc has been included in the beneficial Ownership Table

EXHIBITS

14.PLEASE HAVE COUNSEL REVISE HIS LEGAL OPINION FILED AS EXHIBIT 12.1 TO REFER TO THE OFFERING STATEMENT ON FORM 1-A RATHER THAN A REGISTRATION STATEMENT ON FORM 1-A, AS THE OFFERING IS BEING MADE PURSUANT TO AN EXEMPTION FROM REGISTRATION.

In response to this comment, changes have been made to the legal opinion letter.

Sincerely,

/s/ Leandro Iglesias

Leandro Iglesias